FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Alt-A Securities, Inc.
Exact Name of Registrant as Specified in Charter

0001199474
Registrant CIK Number

Form 8-K, September 5, 2003, Series 2003-TC1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100676
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: /s/ Steve Katz
Name: Steve Katz
Title: President

By: /s/ Eric Londa
Name: Eric Londa
Title: Vice President

Dated: September 5, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:

DEUTSCHE ALT-A SECURITIES, INC.

By:______________________________
Name: Steve Katz
Title:

By:______________________________
Name: Eric Londa
Title:

Deutsche Alt-A Securities, Inc. Alternative Loan Trust, Series 2003-1

Computational Materials: Term Sheet

$246,636,831 (Approximate)

Transaction Overview	
Prepayment Pricing Speed:	☐ 100 PPC (8% to 20% CPR over 12 months, 20% CPR thereafter)
Settlement Date:	☐ Corporate
Rating Agencies	☐ The Senior certificates will be rated by both Standard & Poor's, a division of the McGraw-Hill Companies ("S&P"), and Moody's Investors Service ("Moodys"). The Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 certificates will be rated by S&P only.
Originators:	☐ National City Mortgage Co. ("NCMC") ☐ Downey Savings and Loan Association, F.A. ("DSL")
Master Servicer:	☐ Wells Fargo Bank Minnesota, National Association ("Wells Fargo")
Subservicers:	☐ Primary servicing will be provided by NCMC with respect to approximately 80.04% of the Mortgage Loans and by DSL with respect to approximately 19.61% of the Mortgage.

Collateral Summary

Summary Characteristics	
Product	First-lien, Fixed-Rate Alt-A 30 year
Amount	$246,636,831
Collateral Characteristics	
Gross WAC	6.193%
WAC Range	5.250% - 7.750%
Servicing Fee	0.25%
WAM	355 months
Weighted Average LTV	66.73%
LTV > 80% and No MI	0%
Average Balance	$302,994
% Conforming	29.00%
Full/Alt Documentation	22.52%
Single Family/PUD	89.39%
Primary Residence	88.92%
Second Home	2.62%
Weighted Average FICO	732
% State Concentration (> 5%)	54.90% (CA), 5.18% (VA)

	Coupon	Class Size	Subordination %	Class %	Offer Spread (bps to 10 yr Treasury as of 09/03/03)	Approx. $ Price (as of 09/03/03)
Seniors			4.10%	95.90%	Not Offered	-
M	5.50%	$5,550,000	1.85%	2.25%	165	$94-28
B-1	5.50%	$1,726,000	1.15%	0.70%	190	$93-08
B-2	5.50%	$1,110,000	0.70%	0.45%	275	$87-28
Rating Agencies			S&P and Moodys on the Seniors; S&P only on the Subordinates			

FOR ADDITIONAL INFORMATION PLEASE CALL:

Greg Lippmann 212-250-7730
Jordan Milman 212-250-7730